SCHEDULE 13G

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 Under the Securities Exchange Act of 1934 (Amendment No. )*

Abazias, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
00256K 10 6 (CUSIP Number)
10 / 3 / 2003 (Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [x ] Rule 13d-1(b) [o ] Rule 13d-1(c) [o ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Table of Contents

Item 1
Item 2
Item 3
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE

CUSIP No.00256K 10 6
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
a	Aaron Taravella
a
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [o ] (b) [o ]
3.	SEC Use Only
a
4.	Citizenship or Place of Organization
US
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
5,000,000

	6.	Shared Voting Power

	7.	Sole Dispositive Power
5,000,000

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]
11.	Percent of Class Represented by Amount in Row (9)
6.57%
12.	Type of Reporting Person (See Instructions)
IN

Item 1

Name of Issuer
Abazias, Inc.
Address of Issuer's Principal Executive Offices
1127 West University AvenueoGainesville, FL o32601
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Item 2

(a) Names of Person Filing	(b) Address of Principal Business Office or, if none, Residence
Aaron Taravella	1127 West University AvenueoGainesville, FLo32601

(c) Citizenship	US
(d) Title of Class of Securities	Common Stock
(e) CUSIP Number	00256K 10 6
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Item 3

If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [o ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [o ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [o ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [o ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) [o ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f ) [o ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [o ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [o ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i ) [o ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [o ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).
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Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned
o	5,000,000
(b)	Percent of class
o	6.57%
(c)	Number of shares as to which the person has
(i)	5,000,000
(ii)
(iii)	5,000,000
(iv)
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Item 5. Ownership of Five Percent or Less of a Class

N/A
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Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A
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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A
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Item 8. Identification and Classification of Members of the Group

N/A
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Item 9. Notice of Dissolution of Group

N/A
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Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Date: Octobero3, 2003
Signature	Name	Title
/s/ Aaron Taravella	Aaron Taravella	Officer/Director

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